SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2015

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Cho, Hwan-Eik, President & CEO of KEPCO

We hereby call fiscal year 2015 extraordinary general meeting of shareholders pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: August 27, 2015 / 10:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350

Korea Electric Power Corporation

3.	Items to be reported: Audit report

4.	Agenda for shareholder approval: Election of three standing directors

*	Details on the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Sang-Lyong
Name:	Lee, Sang-Lyong
Title:	Head of Finance & IR team

Date: August 12, 2015

Attachment

Agenda 1. Election of three standing directors

Name	Details

Kim, Si-ho	• Date of Birth: January 1, 1958
• Current Position: Executive Vice President & Chief Operating Officer, KEPCO
• Previous Position: Vice President of the Secretary Office, KEPCO
• Education: B.A. in law from Yeungnam University

Park, Sung-chul	• Date of Birth: February 17, 1960
• Current Position: Director General of Sungnam District Office in Gyeonggi District Division, KEPCO
• Previous Position: Director General of Western District Office in Seoul District Division, KEPCO
• Education: M.A. in Electrical Engineering from Yonsei University

Hyun, Sang-kwon	• Date of Birth: February 4, 1958
• Current Position: Vice President of Corporate Planning Department, KEPCO
• Previous Position: Vice President of North Gyeonggi District Division, KEPCO
• Education: M.A. in Public Administration from Yonsei University